767 Fifth Avenue New York, NY
10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 8, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Churchill Capital Corp VII Form S-1 filed January 11, 2021 File No. 333-2520006

Ladies and Gentlemen:

On behalf of our client, Churchill Capital Corp VII a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2021, relating to the Form S-1 of the Company (File No. 333-252006) filed with the Commission on January 11, 2021. We are concurrently filing via EDGAR the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form S-1 filed January 11, 2021

Summary, page 1

1.	We note that you can access funds in the trust, up to $1,000,000 annually, to pay taxes and working capital expenses as “permitted withdrawals.” Please clarify, in your definition of “permitted withdrawals” that notwithstanding the annual limitation, such withdrawals can only be made from interest and not from the principal held in trust.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Summary accordingly.

* * * * *

Securities and Exchange Commission

February 8, 2021

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch

cc:	Jay Taragin
Chief Financial Officer
Churchill Capital Corp. VII